Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (in thousands, except ratios)

	Three months ended March 31,		Year ended
	2013	2012	2012	2011	2010	2009	2008
Fixed Charges:
Interest Expense	16,373	16,537	65,023	65,817	66,486	71,464	69,692
Interest Expense Included in Discontinued Operations				5,932	6,274	6,279	6,296

Total	16,373	16,537	65,023	71,749	72,760	77,743	75,988

Earnings:
Income from Continuing Operations	20,910	18,402	62,937	86,864	107,258	71,569	113,370
Less Equity in Income of Unconsolidated Joint Ventures	(395)	(170)	(923)	(1,619)	(2,633)	(104)	(256)
Operating Distributions Received from Unconsolidated Joint Ventures	463	788	2,338	2,932	4,463	4,445	4,747
Fixed Charges	16,373	16,537	65,023	71,749	72,760	77,743	75,988
Less Preferred Dividends of Consolidated Subsidiaries	(4)	(4)	(15)	(15)	(15)	(15)	(15)

Total	37,347	35,553	129,360	159,911	181,833	153,638	193,834

Ratio of Earnings to Fixed Charges:(1)(2)	2.3	2.1	2.0	2.2	2.5	2.0	2.6

(1)	For the three months ended March 31, 2013 and 2012 and the years ended December 31, 2012, 2011, 2010, 2009 and 2008 amounts have been adjusted to conform with the current period presentation, including classifying revenues from sold properties as discontinued operations for each such period.
(2)	There was no preferred stock outstanding for any of the periods shown above. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends was identical to the ratio of earnings to fixed charges for each period.